Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: January 2016

1.	We inform the capital market agents that, during January 2016 (a), Itaú Unibanco acquired 7,990,000 preferred shares, and the average acquisition price (b) was R$25.06, a minimum of R$23.79 and a maximum of R$25.98.

2.	Historical information is available on the organization's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, February 2nd, 2016.

MARCELO KOPEL

Investor Relations Officer

a. According to the Material Fact published on 08.27.2015, these acquisitions relate to the buyback program approved by the Board of Directors renewed the limit for purchases of up to 11.0 million common shares and 50.0 million preferred of own shares for the period from 08.28.2015 to 08.26.2016; and

b. Repurchase values includes settlement, brokerage and trading fees;